 EXHIBIT 21.1

EXHIBIT 21.1

The Corporation has one wholly owned subsidiary:

(1) First National Bank of Pulaski, a national chartered bank incorporated under the laws of the United States of America and doing business under the same name. First National Bank of Pulaski has one direct subsidiary; First Pulaski Reinsurance Company, a reinsurance company incorporated under the laws of the state of Arizona and doing business under the same name.